c/o Jackson Fund Services

225 West Wacker Dr., Suite 950

Chicago, IL 60606

August 19, 2008

Ms. Christina DiAngelo

Senior Staff Accountant

U.S. Securities and Exchange Commission

Division of Investment Management

Office of Disclosure and Review

100 F Street, NE

Washington DC, 20549-4720

Ms. DiAngelo:

This letter is in response to comments received from you resulting from a review of filings made with the U.S. Securities and Exchange Commission (the “Commission”) by Montgomery Street Income Securities, Inc. (the “Fund”). Based on our communications to date with regards to this matter, I understand that the Fund is responsible for the adequacy and accuracy of the disclosure in the filings; staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and the Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. Following is a description of each comment received accompanied by the Fund’s response:

Comment: You recommended that we consider enhancing the disclosure of the Fund’s policies and practices pertaining to fair valuation. You noted that many Funds have recently added disclosure to describe the types of situations that may result in the fair valuation of a security and the types of information considered in determining such fair valuation.

Response: Following is a draft of the disclosure that will be included prospectively in the footnotes to the financial statements and Forms N-Q.

Security Valuation

Investments are stated at value determined as of the close of regular trading (generally, 4:00 PM Eastern Time) on the New York Stock Exchange on each day the exchange is open for trading.  Debt securities are valued by independent pricing services approved by, or at the direction of, the Board of Directors of the Fund (the “Board”).  Such services may use various pricing techniques which take into account appropriate factors such as yield, quality, coupon rate, maturity, type of issue, trading characteristics and other data, as well as broker quotes.  If the pricing services are unable to provide valuations, the securities are valued at the most recent bid quotation or evaluated price, as applicable, obtained from a broker/dealer.  Fixed income securities with a remaining maturity of sixty days or less, maturing at par, are valued at amortized cost, unless it is determined that such practice does not approximate market value.

Market quotations may not be readily available for certain debt and derivative instruments.  If market quotations are not readily available or if it is determined that a quotation of a security does not represent its fair value, then the security is valued at a “fair value” as determined in good faith using procedures adopted by the Board.  Although there can be no assurance, in general, the fair value of a security is the amount the owner of such security might reasonably expect to receive upon its current sale.

Situations that may require a security to be fair valued include instances where a security is thinly traded or restricted as to resale.  In addition, securities may be fair valued based on the occurrence of a significant event.  Significant events may be specific to a particular issuer, such as mergers, restructurings or defaults.  Alternatively, significant events may affect an entire market, such as natural disasters or government actions.  Under the procedures adopted by the Board, the Adviser may rely on independent pricing services or other sources to assist in determining the fair value of a security.  Factors considered to determine fair value include the correlation with price movement of similar securities in the same or other markets; the type, cost and investment characteristics of the security; the business and financial condition of the issuer; and trading or other market data.  The value of an investment for purposes of calculating the Fund’s net asset value can differ depending on the source and method used to determine the value.

Comment: You noted that that Commission requests that a specific percentage be included in the response to item 4(e)(2) of Form N-CSR.

Response: The Fund’s response to item 4(e)(2) of Form N-CSR filed on March 5, 2008, was “Not Applicable” and was intended to communicate that 0% of the services from the independent accountant for which the pre-approval requirement was waived. We have noted the Commission’s preference and will explicitly state the applicable percentage in prospective filings of Form N-CSR.

Comment: You noted that the letter from the predecessor independent registered public accounting firm as part of Sub-Item 77K in the Fund’s Form N-SAR filed on August 29, 2006 did not include confirmation that the firm agreed with the Fund’s disclosure regarding the change in accountants.

Response: The Fund contacted the predecessor firm and requested that a fully responsive letter be provided. A copy of the firm’s response is attached and confirms its agreement with the applicable disclosure.

Comment: You noted the following with regard to the Fund’s financial statements for the year ended December 31, 2007, filed on Form N-CSR on March 5, 2008:

•	The total cost of investments reported parenthetically within the Investment Portfolio differed from the total cost of investments reported in the Statement of Assets and Liabilities.
•

The undistributed net investment income reported in the Statement of Assets and Liabilities differed from the undistributed net investment income reported in the Statement of Changes in Net Assets applicable to December 31, 2007.

Response: A financial reporting adjustment was not properly applied to all facets of the December 31, 2007 financial statements. The cost of investments and undistributed net investment income reported in the Statement of Assets and Liabilities represent the appropriate amounts. We have reinforced the review practices in place for such adjustments to minimize the likelihood of recurrence.

Thank you for your assistance in this matter and please do not hesitate to contact me at 312-338-5818 if you have any additional comments or questions relating to the Fund’s filings or the items noted above.

Sincerely,

/s/ Daniel W. Koors

Daniel W. Koors

Chief Financial Officer

Montgomery Street Income Securities, Inc.

[PricewaterhouseCoopers Letterhead]

August 6, 2008

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Commissioners:

We have read the statements made by Montgomery Street Income Securities, Inc. (copy attached), which was filed with the Securities and Exchange Commission, pursuant to Item 77K of Form N-SAR of Montgomery Street Income Securities, Inc dated June 30, 2006. We agree with the statements concerning our Firm in such Form N-SAR.

Very truly yours,

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

<DOCUMENT>

<TYPE>EX-99.77K CHNG ACCNT

<SEQUENCE>2

<FILENAME>ms77k.txt

<DESCRIPTION>MONTGOMERY CHANGES IN CERTIFYING ACCOUNTANT

<TEXT>

EXHIBIT 77K. CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

At a meeting held on July 13, 2006, based on Audit Committee recommendations and approvals, the full Board of Directors of Montgomery Street Income Securities, Inc. (the “Fund”) approved Deloitte & Touche LLP as the Fund's registered public accounting firm for the fiscal year ending December 31, 2006. PricewaterhouseCoopers LLP resigned as the Fund's independent registered public accountants effective June 9, 2006 concurrent with the engagement of Hartford Investment Management Company (“Hartford”), a new investment adviser for the Fund, because it has an existing financial relationship with the parent of Hartford and was no longer considered to be "independent" with respect to the Fund.

PwC’s report on the Fund’s financial statements for the fiscal year ended December 31, 2005, contained no adverse opinion or disclaimer of opinion nor was it qualified or modified as to uncertainty, audit scope or accounting principles. During the Fund’s fiscal year ended December 31, 2005 and through June 9, 2006, there were no disagreements with PwC on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of PwC, would have caused it to make reference to the subject matter of the disagreements in connection with its reports on the Fund’s financial statements for such years, and there were no reportable events of the kind described in Item 304(a)(1)(v) of Regulation S-K under the Securities Exchange Act of 1934, as amended.

Additionally, to the best of the Fund’s knowledge, for the fiscal years ended December 31, 2005 and December 31, 2004, the Fund did not consult with Deloitte & Touche LLP on items which concerned the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Fund’s financial statements or concerned the subject of a disagreement (as defined in paragraph (a)(1)(iv) of Item 304 of Regulation S-K) or reportable events (as described in paragraph (a)(1)(v) of Item 304 of Regulation S-K).

The Fund has requested PwC to furnish it with a letter addressed to the U.S. Securities and Exchange Commission stating whether PwC agrees with the statements contained above. A copy of the letter from PwC is filed as an attachment hereto.

Attachment

[PricewaterhouseCoopers Letterhead]

http://www.sec.gov/Archives/edgar/data/67813/000006781306000043/ms77k.txt	9/7/2007